Exhibit 99.1

Vimicro Announces Winning of Competitive Bid in Wanbolin District in Taiyuan City of Shanxi Province

BEIJING, Aug. 19, 2014 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced that its joint venture, Shanxi Zhongtianxin Science and Technology Co. Ltd. (“Zhongtianxin”), has won a competitive bid for the provision of SVAC-compliant video surveillance cameras and systems to Wanbolin District in Taiyuan City of Shanxi Province, with an estimated contract size of RMB31 million, or USD5 million approximately.

Zhongtianxin is joint venture in which Vimicro holds a 51% stake, with the remaining 49% owned by Shanxi Guoxin Investment Co., a Shanxi provincial government-owned investment company. The bid is for the construction of “Public Security Video & Image Information Systems Project” in Wanbolin District in Taiyuan City of Shanxi Province.

“We are pleased to have won the competitive bid in Wanbolin District in Taiyuan City to supply SVAC-compliant video surveillance products and systems. As the only proven SVAC technology and solution provider in the marketplace, Vimicro is working with Shanxi Provincial Government to roll out SVAC-compliant video surveillance systems across the province,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “The winning of this bid will serve as a model for the implementation of SVAC-compliant video surveillance systems in other districts in Taiyuan City. Vimicro will capitalize on the megatrend of the expedited adoption of domestic IT technology and national standard, leveraging on its leading position in SVAC national video surveillance standard, to create long-term shareholders’ value.”

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Ms. Daisy Wang, IR Manager
Phone: +8610-5884-8898 Ext: 3036
E-mail: ir@vimicro.com